April 22, 2026

Ian Jenks
Chief Executive Officer
SmartKem, Inc.
Manchester Technology Center, Hexagon Tower
Delaunays Road, Blackley
Manchester, M9 8GQ U.K.

       Re: SmartKem, Inc.
           Registration Statement on Form S-3
           Filed April 17, 2026
           File No. 333-295156
Dear Ian Jenks:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing